UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date:  March 27, 2003

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant’s name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                           .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                 ..

This Report on Form 6-K incorporates by reference the exhibits attached hereto, each of which was filed by Talisman Energy Inc. (the "Registrant" with the Canadian securities commissions (the “Commissions”) on March 26, 2003.

Exhibit	Title

1.	2002 Annual Report of the Registrant.
2.	2002 Corporate Social Responsibility Report of the Registrant.
3.	Notice with respect to the May 6, 2003 Annual and Special Meeting of Shareholders, dated March 4, 2003.
4.	Management Proxy Circular with respect to the May 6, 2003 Annual and Special Meeting of Shareholders dated March 4, 2003.
5.	Form of Proxy with respect to the May 6, 2003 Annual and Special Meeting of Shareholders.
6.	NI54-102 Return Card with respect to the May 6, 2003 Annual and Special Meeting of Shareholders.
7.	Notice to Shareholders regarding Normal Course Issuer Bid dated March 24, 2003.
8.	Letter to Shareholders with respect to electronic document delivery and electronic voting.
9.	Consent of Ernst & Young dated March 26, 2003.
10.	Quebec Securities Act document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: March 27, 2003	CHRISTINE D. LEE
By:

Christine D. Lee

Assistant Corporate Secretary

INDEX TO EXHIBITS

1.	Annual Report for the year 2002 (in its entirety).
2.	Corporate Social Responsibility Report for the year 2002 (in its entirety).
3.	Notice with respect to the May 6, 2003 Annual and Special Meeting of Shareholders, dated March 4, 2003, as filed with the Commissions on March 26, 2003.
4.	Management Proxy Circular with respect to the May 6, 2003 Annual and Special Meeting of Shareholders dated March 4, 2003, as filed with the Commissions on March 26, 2003.
5.	Form of Proxy with respect to the May 6, 2003 Annual and Special Meeting of Shareholders, as filed with the Commissions on March 26, 2003.
6.	NI54-102 Return Card with respect to the May 6, 2003 Annual and Special Meeting of Shareholders, as filed with the Commissions on March 26, 2003.
7.	Notice to Shareholders regarding Normal Course Issuer Bid dated March 24, 2003 and filed with the Commissions on March 26, 2003.
8.	Letter to Shareholders with respect to electronic document delivery and electronic voting filed with the Commissions on March 26, 2003.
9.	Consent of Ernst & Young dated March 26, 2003 and filed with the Commissions on March 26, 2003.
10.	Quebec Securities Act, filed with the Commissions on March 26, 2003.